
07052897

AR/S
P.E.
12-31-06

RECD S.E.C.
MAY 3 - 2007
1086

ASV

Leveraging Innovative Technology

SR-80
ASV
Posi-Track
Turbo

PROCESSED
MAY 11 2007
THOMSON
FINANCIAL

A.S.V., Inc. • Annual Report • 2006

Financial Highlights

(Dollar amounts in thousands, except per share data)	Years ended December 31, 2006	2005	2004	2003	2002
Net Sales	**$ 246,137**	$ 245,082	$ 160,873	$ 96,387	$ 44,237
Net Earnings	**22,047**	27,898	17,175	8,718	1,353
Net Earnings Per Share - Diluted	**.81**	1.01	.64	.39	.07
Total Assets	**198,588**	183,221	145,275	82,624	57,210
Long-Term Liabilities	**40**	138	1,874	1,845	1,980
Shareholders' Equity	**$ 176,202**	$ 158,087	$ 126,071	$ 72,280	$ 50,467
Diluted Weighted Average Shares Outstanding	**27,288,972**	27,725,241	26,825,000	22,371,366	20,458,114



Net Sales
(millions)



Earnings per Share
(diluted)

2006 includes SFAS 123(R) expenses of $.07



Gross Profit %
(% of net sales)



Return on Average Shareholders' Equity

2006 includes SFAS 123(R) expenses equal to 1.1% Return on Equity

A.S.V., Inc. designs, manufactures and sells rubber track machines and related components, accessories and attachments. Our purpose-built chassis and patented rubber track undercarriage technology are unique and lead all rubber track loaders in innovation and performance. Our products are able to traverse nearly any terrain with minimal damage to the ground, making them effective in markets such as construction, landscaping, forestry and agriculture.

Our undercarriage technology gives users a unique combination of benefits. It offers mobility superior to steel track machines, plus flotation and traction surpassing that of traditional rubber tire vehicles. The result is a highly versatile work platform that can effectively operate in virtually any environment.

Our Posi-Track rubber track loaders are often the only machines able to work in extreme conditions such as soft, wet, swampy, rough or hilly terrains. Very low ground pressure and non-destructive tracks also make our equipment an ideal solution for work on landscaped surfaces because they cause minimal damage. Turf Edition Posi-Tracks have unique smooth surface rubber tracks that give turf professionals the ultimate protection against damage to finished turf and landscaped surfaces.

We have extended our patented rubber track undercarriage technology to the utility vehicle market with the introduction of our new Scout SC-50 rubber tracked utility vehicle. The Scout's horsepower, hauling capacity, traction and suspended ride make it uniquely designed to bridge both industrial and recreational applications including construction, vegetation management, the high-end sportsman, golf course maintenance and the homeowner with acreage.



Our complete line of performance-matched attachments provides users with optimized solutions for virtually every application.

Our rubber track undercarriages are a primary component on Caterpillar© Multi Terrain Loaders (MTLs). Five Cat© MTL models are available through the Caterpillar worldwide distribution network.

We also sell our undercarriages to Vermeer Manufacturing Company, a leading manufacturer in the agricultural, construction and industrial equipment markets. We provide undercarriages for two models of Vermeer trenchers and one Vermeer horizontal directional drill.

Loegering Mfg. Inc., our wholly-owned subsidiary, designs, manufactures and sells rubber track undercarriages, over-the-tire steel tracks and other attachments for the skid-steer industry from its facility in Casselton, North Dakota.

We sell our machines primarily through independent equipment dealers in the United States, Canada, Australia, New Zealand and Kuwait. Loegering's products are distributed by its own network of independent equipment dealers, primarily in North America.



ASV RC-100 - The Standard of the Industry in Brushcutting

To Our Shareholders

There will always be an asterisk beside June 2, 2006 in the annals of ASV, as that is the date co-founder Gary Lemke stepped down as Chairman and CEO. An innovator teeming with entrepreneurial zeal, Gary built ASV on a foundation of highly differentiated products made possible by a dedicated team of talented, hard working employees. He was fond of saying "failure is not an option" and he proved this many times over while taking ASV from a fledgling start-up to a highly successful public company with more than $200 million in sales. Gary Lemke was the father of the rubber track loader, a rapidly growing market segment that is approaching annual sales of $900 million with more than ten manufacturers participating.



Gary Lemke

The first two quarters of my tenure as CEO were filled with challenges and opportunities. After three years of uninterrupted rapid growth, sales were basically flat in 2006 as the U.S. housing market weakened considerably as the year progressed. On the positive side, ASV machine sales grew 14% in 2006 in an environment where several of our competitors were experiencing double digit declines. We are cautiously optimistic that we have seen the trough and that the growth will resume in the last half of 2007.

The cover of this year's annual report features the SR-80, which is the latest in our line of rubber track loaders. It is equipped with the next generation undercarriage and is quickly becoming the flagship of our product line. More suspension, lower ground pressure and improved durability on the SR-80 are all the result of many years of research and experience with rubber track designs. In the background on the cover is our new Scout SC-50, a 50 horsepower, two ton capacity utility vehicle which leverages ASV's innovative track technology. We believe this unit will find its way into industries and applications that have never before been exposed to ASV products.

In addition to the Scout, our subsidiary Loegering Mfg. Inc. is in the process of launching its innovative new Quad Track System or QTS. Similar in design to the VTS system which is used mainly on skid steer loaders, the QTS is a set of four rubber track undercarriages that bolt onto the standard hubs of other types of wheeled construction equipment. Initially, the QTS will target the aerial lift platform market.

Innovative products are the life blood of ASV. Our strategy is to continuously expand the line and raise the bar relative to the other product offerings.

Since becoming Chairman and CEO of ASV in mid-2006, I have concentrated my efforts on strategy and process. Many years of very rapid growth hadn't left a lot of time for "foundation building," and with the current pause, it was a great time to give some attention to shoring up our infrastructure.

The dealer network has grown to well over 300 storefronts and our strategy for 2007 will continue to emphasize both the quality and quantity of ASV dealers. We believe there is still significant room for longer term growth in our distribution network, through better coverage in existing markets and the establishment of outlets in territories not yet covered. A new dealer agreement is being rolled out that contains much more detail on performance expectations including sales, inventories

and rental programs. The objective is to drive goal alignment with our dealers and hammer out a common vision for growth and continuous improvement. Sales outside the U.S. grew 68% in 2006, but are still very small relative to potential. A strategy is now in place to prudently expand this channel through cooperative efforts with existing companies with well established distribution channels. While we don't expect results overnight, this represents a significant, longer term opportunity for current and future ASV products.

The ASV brand is not widely recognized and efforts are underway to use professional help to improve our performance in this area. Several other areas including materials, inventory control, operations, supplier development, engineering, quality and sales have also been addressed and we are now adding bench strength in these areas. The goal is a culture of continuous improvement in everything we do, and I think we have made considerable progress on this objective.

Capacity as well as factory efficiency was addressed in 2006 with the completion of a 120,000 square foot expansion. The ASV business model has always been to concentrate on in-house design, engineering and assembly while establishing committed, high quality suppliers to provide machining and fabrication needs. That is why ASV was able to more than double capacity for a price tag of a little over $6 million. The investment has enabled a host of opportunities for improved production efficiencies and we are now well positioned to respond when the market rebound materializes.

In closing, I am absolutely convinced we are currently concentrating our efforts on areas that will allow us to take ASV to the next level and create shareholder value. I would like to extend a special thanks to our dedicated employees, our loyal supplier base, and our patient shareholders who have had to cope with the ups and downs of 2006. Yes, we need some help from the U.S. economy, but it's inevitable that a recovery will be forthcoming -- it is only a question of timing. When the upturn comes, we will be well prepared to take full advantage of the opportunities that arise.

Sincerely,



Richard A. Benson

Chairman and Chief Executive Officer



Overview

We design, manufacture and sell rubber track machines and related accessories, attachments and traction products. We also manufacture rubber track undercarriages, which are a primary component on Caterpillar's MTLs. Our products are able to traverse nearly any terrain with minimal damage to the ground, making them useful in industries such as construction, landscaping, rental, forestry and agriculture. We distribute our products through an independent dealer network in the United States, Canada, Australia, New Zealand and Kuwait. The undercarriages sold to Caterpillar are incorporated by Caterpillar in its MTL products and sold exclusively through the Caterpillar dealer network, primarily in North America. The Vermeer machines, which incorporate our undercarriages, are available through Vermeer dealers only. Loegering sells its products primarily through independent equipment dealers in North America.

Our sales growth in 2006 was less than our sales growth in 2005 due to a decrease in domestic construction activity, primarily residential housing construction, along with increased competition as more equipment manufacturers began offering rubber track products. In 2006, our overall sales growth was less than one percent, compared with sales growth of 52% in 2005. The decrease in construction activity reduced our sales of undercarriages to Caterpillar by 18% in 2006. We anticipate that the decrease in construction activity will continue into 2007. We anticipate that our net sales for 2007 will be in the range of $230-260 million based on our current and projected level of orders for our machines, OEM undercarriages, Loegering products and projected future service parts demand.

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosures. On an on-going basis, management evaluates its estimates and judgments, including those related to accounts receivable, inventories, warranty obligations, income taxes and stock-based compensation. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. Management bases its estimates and judgments on historical experience, observance of trends in the industry, information provided by customers and other outside sources and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition and Accounts Receivable

ASV recognizes revenue on its product sales when persuasive evidence of an arrangement exists, product has shipped from our plant to the customer, the price is fixed or determinable and collectibility is reasonably assured. We have determined that the time of shipment is the most appropriate point to recognize revenue as the risk of loss passes to the customer when product is placed with a carrier for delivery (i.e., upon shipment). Any post-sale obligations on our part, consisting primarily of warranty obligations, are estimated and accrued for at the time of shipment. We obtain verbal or written purchase authorizations from customers for a specified amount of product at a specified price and consider delivery to have occurred at the time of shipment. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method. Adjustments to slow moving and obsolete inventories to the lower of cost or market are provided based on historical experience and current product demand. We do not believe that our inventories are subject to rapid obsolescence. We evaluate the adequacy of our inventories' carrying value quarterly.

Warranties

We provide limited warranties to purchasers of our products which vary by product. Our warranties generally cover defects in materials and workmanship for one year from the delivery date to the first end user. The rubber tracks used on our products carry a pro-rated warranty up to 1,500 hours of usage. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required.

Income Taxes

We record income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established when management determines it is more likely than not that a deferred tax asset is not realizable in the foreseeable future.

Stock-Based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (Revised 2004) (SFAS 123(R)), *Share-Based Payment*, using the modified-prospective transition method. Under this transition method, results for prior periods have not been restated. For the year ended December 31, 2006, compensation expense recognized of $3.0 million included the estimated expense for stock options granted on, and subsequent to, January 1, 2006. Estimated expense recognized for the options granted prior to, but not vested as of January 1, 2006, was calculated based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123 (SFAS 123), *Accounting for Stock-Based Compensation*. At December 31, 2006, we had $5.0 million of unrecognized compensation costs related to non-vested stock options that are expected to be recognized over a weighted average period of 1.6 years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. Expected volatilities are based on an historical measure of the volatility of our common stock. The risk-free rate for the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. We use historical data to estimate option exercise and employee termination activity within the valuation model. The expected term of stock options granted is based on historical data and represents the period of time that stock options granted are expected to be outstanding. The dividend yield is zero as we have not paid dividends. Forfeitures are estimated based on historical experience and current demographics. In 2006, we reduced the contractual life of all newly granted stock options to our employees from seven years to five years.

Results of Operations

The following table sets forth, for the periods indicated, certain Statements of Earnings data as a percentage of net sales:

	Year Ended December 31,		
	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Gross profit	23.1	24.6	22.6
Selling, general & administrative expense	9.0	6.7	6.0
Research & development	0.7	0.7	0.7
Operating income	13.4	17.2	16.0
Net earnings	9.0	11.4	10.7

The following table sets forth product sales data as a percentage of net sales:

	Year Ended December 31,		
	2006	2005	2004
ASV Machines	52.7%	46.3%	47.5%
OEM Undercarriages	24.8	30.5	33.6
Parts and other	12.4	13.3	14.7
Loegering	10.1	9.9	4.2

Net Sales

For the year ended December 31, 2006, net sales increased 0.4% to $246.1 million, compared with $245.1 million for 2005. This increase was primarily the result of four offsetting factors. First, sales of our machines increased 14% due to the addition of the SR-70 and SR-80 to the ASV product line in 2006, a 37% increase in the number of ASV dealer storefronts at December 31, 2006 as compared to December 31, 2005 and a greater concentration of larger machines sold in 2006 as compared to 2005. Sales of ASV machines represented 52.7%, or $129.8 million, of our sales in 2006, compared with 46.3%, or $113.8 million, in 2005. Second, sales of Loegering's products totaled $24.9 million for 2006, or 10.1% of net sales, compared with $24.3 million, or 9.9% of net sales, for 2005. This increase was due to VTS product line sales which increased 30% and offset an expected decline in the sale of over-the-tire steel tracks in 2006. The VTS rubber track undercarriage product line accounted for 75% of Loegering's net sales in 2006, compared with 59% of Loegering's net sales in 2005. Third, sales to international customers increased 68% in 2006 to $25.8 million, compared with $15.4 million in 2005, due to our efforts to expand our presence outside the United States. Offsetting our overall sales increase was a decrease in our OEM undercarriage sales, which include sales to both Caterpillar and Vermeer. For 2006, undercarriage sales decreased 18%, to $61.1 million, or 24.8% of net sales, compared with $74.9 million, or 30.5% of net sales, for 2005. This decrease was primarily the result of decreased orders from Caterpillar, along with the planned price reduction on one model of Caterpillar MTL undercarriage on January 1, 2006. Sales of service parts and other items decreased 6% to $30.4 million for 2006, compared with $32.1 million for 2005. We believe this lower level of sales was due to a lower overall level of construction activity in the second half of 2006 which resulted in lower machine usage, greater longevity of our undercarriage components and the implementation of lower pricing for Caterpillar parts effective November 2005.

Net sales for the year ended December 31, 2005 increased 52% to $245.1 million, compared with $160.9 million for 2004. This increase was primarily the result of four factors. First, sales of our Posi-Track products increased 45% due to a greater number of Posi-Track dealers in 2005, the addition of one new model, the RCV, which went into production in the second quarter of 2005, and additional sales to the hurricane stricken areas in the United States. The number of Posi-Track dealers increased 20% in 2005, with the majority of dealers added in North America. Second, sales from Loegering (acquired in October 2004) totaled $24.3 million for 2005, compared to $6.8 million for the three month period in 2004. Third, sales of our undercar-

riages to Caterpillar for use on its MTL product line increased 39% for 2005 compared with 2004 due to greater demand for the MTL products. Finally, sales of service parts and other items increased 48% in 2005 compared to 2004 due primarily to the increased population of machines and undercarriages in service that consume service parts.

Gross Profit

Gross profit for the year ended December 31, 2006 decreased to $56.8 million, compared with $60.3 million for 2005, as the gross profit percentage decreased to 23.1% in 2006 compared with 24.6% in 2005. The decrease in gross profit percentage was due to several offsetting factors. First, the introductory pricing on the SR-70 and SR-80 models through approximately the middle of the third quarter of 2006, together with higher than expected costs on certain SR product line components and normal start-up inefficiencies experienced during the initial production of the SR-70 and SR-80, caused those models to be sold at less than average gross profit percentages. Also contributing to the decreased gross profit percentage was a greater use of retail finance incentives during 2006 and changes in the mix of Loegering product sales in 2006. In addition, gross profit percentage was negatively affected by planned decreases in the selling price (and ultimately the gross profit percentage) of one model undercarriage we sell to Caterpillar on January 1, 2006 and service parts we sell to Caterpillar as of November 1, 2005. Partially offsetting these decreases was the 3% list price increase that was put in place for all ASV R-Series machines ordered after January 1, 2006 and a 4-5% list price increase on our SR-70 and SR-80 models effective August 1, 2006. Also, we believe a change in the sales mix of machines sold in 2006 offset some of our gross profit percentage decrease as we experienced a greater concentration of sales of higher priced machines in 2006 as compared to 2005. In addition, more of these machines were sold with additional accessories, such as cabs and air conditioning, in 2006 as compared to 2005. Both of these factors helped offset our decreased gross profit percentage, as these machines and accessories carry a greater than average gross profit percentage. Based on our anticipated sales levels for 2007, we anticipate our gross profit percentage for fiscal 2007 will be in the range of 23.0-23.5%.

For the year ended December 31, 2005, gross profit increased to $60.3 million, compared with $36.4 million for 2004, and the gross profit percentage increased from 22.6% in 2004 to 24.6% in 2005. The increase in gross profit was due primarily to the increased sales we experienced during 2005 as discussed above. The increase in gross profit percentage was due to several offsetting factors. First, we believe the 3% list price increase that was put in place for all Posi-Track machines ordered after February 15, 2005 contributed to the increase in gross profit percentage for 2005. Second, we believe that our gross profit percentage increased due to a change in the sales mix for 2005. We experienced a greater concentration of sales of higher priced machines, primarily the RCV and the RC-100, in 2005 as compared to 2004. In addition, more of these machines were sold with additional accessories, such as cabs and air conditioning, in 2005 as compared to 2004. Both of these factors increased our gross profit percentage, as these machines and accessories carry a greater than average gross profit percentage. Also contributing to the increase in 2005 was the increase in the sale of service parts, which generally carry a higher gross profit percentage than machines. In addition, the inclusion of Loegering's sales for the entire 2005 fiscal year helped increase the overall gross profit percentage as Loegering's products carry a higher gross profit percentage, on average, than ASV products. Third, we believe operational efficiencies obtained from higher production volumes helped increase the gross profit percentage in 2005. Offsetting these increases were planned decreases in the selling price (and ultimately the gross profit percentage) of undercarriages to Caterpillar on January 1, 2005 for two of the three undercarriage models sold to Caterpillar and service parts as of November 1, 2005. Finally, our gross profit percentage was also negatively affected by steel surcharges of $5.6 million in 2005, compared with $2.4 million in 2004.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $22.0 million in 2006, or 9.0% of net sales, compared with $16.5 million, or 6.7% of net sales, for 2005. The increase was due primarily to the inclusion of $3.0 million of stock-based compensation expenses due to the adoption of SFAS 123R on January 1, 2006. In addition, we experienced increases in sales-related expenses, and expenses related to the addition of personnel to facilitate our anticipated future growth. We anticipate that our selling, general and administrative expenses, including stock-based compensation expense of approximately $3 million, will be in the range 9.3-10.4% of net sales for fiscal 2007.

For the year ended December 31, 2005, selling, general and administrative expenses increased to $16.5 million, or 6.7% of net sales, compared with $9.6 million, or 6.0% of net sales, for 2004. The increase was due primarily to the inclusion of Loegering, which does not yet experience the same degree of leverage as we do. Loegering's selling, general and administrative expenses totaled $4.6 million for 2005, compared with $842,000 for the three months Loegering's operations were included with ours for 2004. In addition, selling, general and administrative expenses increased due to increased sales commissions from the increased sales of our Posi-Track products of approximately $1.4 million, increased advertising and promotion costs to promote the technology benefits of our products of approximately $661,000 and the overall increase in the volume of our business.

Research and Development

Research and development expenses remained constant at $1.7 million for 2006 and 2005. Our efforts in 2006 were focused on the new SR machines and the Scout SC-50 utility vehicle and other research and development related efforts. We anticipate that our future spending on research and development activities will focus on additional product offerings and additional applications of our track technology, and will be in the range of 1.0-1.2% of net sales for fiscal 2007.

For the year ended December 31, 2005, research and development expenses increased to $1.7 million, compared with $1.1 million for 2004. The increase was due to the on-going development of new products (namely the SR-70 and SR-80) and additional applications

of our track technology (such as undercarriages for the Vermeer Machines). We also developed a smaller version of the Loegering VTS product, which went into production in the third quarter of 2005.

Other Income (Expense)

Other income (expense) was $1.7 million for both 2006 and 2005. We had increased interest income in 2006 from increased short-term interest rates in 2006. We also had no interest expense in 2006 as we paid off all of our interest-bearing debt in late 2005 and early 2006 with available funds. In addition, we did not experience any gain in 2006 from the sale of Loegering's snowblower product line like we did in 2005.

For the year ended December 31, 2005, other income was $1.7 million, compared with $737,000 for 2004. This increase was due primarily to greater funds available for investment and increased short-term interest rates in 2005. Funds increased in 2005 due to proceeds received from the exercise of employee stock options and net earnings generated in 2005 and 2004. In addition, Loegering sold the intellectual property and the tangible personal property related to its snowblower product line to Caterpillar in 2005 for $350,000, resulting in a gain of $325,000.

Net Earnings

Net earnings were $22.0 million for the year ended December 31, 2006, compared with $27.9 million for the year ended December 31, 2005. The decrease was primarily due to a lower gross profit percentage, increased operating expenses and a higher effective tax rate, offset in part by slightly increased sales and slightly higher non-operating income. Based on our anticipated sales, gross profit and expense levels for 2007, we anticipate that our diluted earnings per share will be in the range of $0.68-$0.87. This estimate includes stock-based compensation related expenses of $.07 per diluted share.

For the year ended December 31, 2005, net earnings were $27.9 million, compared with $17.2 million for 2004. The increase was primarily a result of increased sales with an increased gross profit percentage and increased non-operating income, offset in part by increased operating expenses and a higher effective income tax rate.

Liquidity and Capital Resources

For the year ended December 31, 2006, we used $18.4 million of cash and cash equivalents compared with generating $8.1 million of cash and cash equivalents for the year ended December 31, 2005. During 2006, we generated $6.3 million of cash from operations, as profitability and increased non-cash expenses were offset in part by increased inventory levels from lower than expected sales levels. We used $16.5 million of cash in investing activities during 2006, as we invested $11.3 million to purchase property and equipment, the majority of which was for the expansion of our Grand Rapids manufacturing facility. We also purchased $6.2 million of long-term investments in 2006 with available cash. This cash use was partially offset by a reduction in our short-term investments. Financing activities used $8.4 million of cash as we completed a $10 million stock buyback program in 2006, offset in part from the exercise of stock options by employees and directors.

Our inventory levels increased from $52.4 million at December 31, 2005 to $71.4 million at December 31, 2006. This increase was caused by the decreased demand for our ASV machines and also the decreased undercarriage orders from Caterpillar. Certain of our higher cost raw material items have long lead times for which we are not able to immediately cease incoming shipments. Our goal is to increase our inventory turns from 2.65 turns at December 31, 2006 to 3.5 turns at December 31, 2007 through better management of incoming raw materials and decreased finished goods levels.

During 2006, we had capital expenditures of $11.3 million for property and equipment, the majority of which was for the expansion of our Grand Rapids manufacturing facility. For 2007, we anticipate that our capital expenditures will be $3 million.

Table of Contractual Commitments

The following table represents our contractual obligations at December 31, 2006:
(dollars in thousands)

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$ 77	$ 37	$ 40	$ --	$ --
Operating Leases	218	63	149	6	--
Purchase Obligations	44,101	44,101	--	--	--
Financing Guarantee	35	35	--	--	--
Total	$ 44,431	$ 44,236	$ 189	$ 6	$ --

Purchase obligations represent the total value of all open purchase orders for the purchase of raw materials and components used in the manufacture of our products as of December 31, 2006. Our financing guarantee is described in Note J to the financial statements included in this Annual Report.

In October 2006, our Board of Directors approved a $50 million stock buyback plan. Under this plan, we may repurchase up to $50 million of our common stock over a three year period beginning in October 2006. We anticipate that we may repurchase $10-15 million of our common stock under this plan in 2007. We intend to fund the repurchases with available cash and investments, as well as cash generated from operations.

Caterpillar Supply Agreement

On September 29, 2005 we signed a five-year Supply Agreement with Caterpillar, effective November 1, 2005. The Supply Agreement replaces the Alliance Agreement, which expired October 31, 2005. The key terms of the Supply Agreement are as follows:

Scope:

- Consistent with the original Alliance Agreement, Caterpillar will purchase from us 100% of its undercarriage requirements for current and certain future Caterpillar MTLs.

- If Caterpillar chooses to manufacture MTLs outside North America for non-North American markets, Caterpillar will purchase from us 100% of its undercarriage requirements for these MTLs, provided we meet certain capacity requirements and local requirements for the applicable geographic area.

- Should we choose not to supply undercarriages to Caterpillar for these non-North American sales, we would grant a royalty-bearing license to Caterpillar to use our intellectual property to manufacture undercarriages for use on MTLs manufactured outside North America for the non-North American markets.

- Caterpillar will continue to purchase 100% of its requirements for proprietary original equipment manufacturer aftermarket service parts from us.

- We will continue to be allowed to sell our rubber track undercarriages to other equipment manufacturers for machines that do not compete with Caterpillar's MTLs.

- We will continue to utilize Caterpillar components in the manufacture of our products.

Term:

- The Supply Agreement commenced on November 1, 2005 and will continue through November 1, 2010.

- The Supply Agreement will automatically renew for successive one-year renewal terms unless either party provides at least six months prior written notice of termination.

Pricing:

- The Supply Agreement calls for specified prices for the undercarriages we sell to Caterpillar for the life of the contract, subject to mutually agreed adjustments for abnormal cost changes outside of our control due to certain cost fluctuations.

Along with the new Supply Agreement, Caterpillar entered into a Registration Rights Agreement with us that provides Caterpillar registration rights for the unregistered shares of our Common Stock that it currently holds. However, so long as the Supply Agreement remains in effect, Caterpillar has agreed not to sell or dispose of any of its ASV shares prior to January 1, 2009.

Customer Note Receivable

Included in accounts receivable and other non-current assets at December 31, 2006 is a note receivable for $549,000 from a customer. The note bears interest at 6% and is due in monthly installments through January 2009. As of February 28, 2007, the customer is current on the amount owed us under this note.

Off-Balance Sheet Arrangements

We have guaranteed the repayment of a note made by a customer to a non-affiliated finance company for payment of amounts owed to us by this customer. To determine the value of the financing guarantee, the lending institution provided us with the cost of the financing both with and without the guarantee. This differential was used to determine the amount of the financing guarantee of $35,000. This amount was recorded as a reduction of net sales for the year ended December 31, 2003, when the note and guarantee were entered into. A similar amount has been included in other accrued liabilities since December 31, 2003. The balance of this note at December 31, 2006 was $97,000. As of February 28, 2007, the customer is current on the amounts owed to the finance company under this note.

Relationship with Finance Companies

We have an agreement with CIT Group (CIT) to operate ASV Capital, a private label finance program, to offer wholesale and retail financing options on the sale of our Posi-Track products. Representatives of ASV and CIT will make joint credit decisions, with CIT retaining the risk of the credit portfolio. We have no ownership in ASV Capital and do not share in the profit or loss of ASV Capital. We also have a relationship with one other finance company that finances the sale of our products.

By using these finance companies, we receive payment for our products shortly after their shipment. We pay a portion of the interest cost associated with financing these shipments that would normally be paid by the customer, over a period generally ranging from three to twelve months depending on the amount of down payment made by the customer. We are also providing twelve-month terms for one machine to be used for demonstration purposes for each qualifying dealer. In addition, we offer, from time to time, extended term financing on the sale of certain products to our dealers for periods ranging from 90 days to one year.

Cash Requirements

We believe that the cash expected to be generated from operations, combined with our existing cash, cash equivalents and investments, will satisfy our projected working capital needs, our plans for stock buyback, our plans for capital expenditures and other cash requirements for the next twelve months and for the foreseeable future.

New Accounting Pronouncements

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements :

In September 2006, the U.S. Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108 (SAB 108), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*. SAB 108 eliminates the diversity of practice regarding how public companies quantify financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. SAB 108 must be applied to annual financial statements for their first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on our financial condition or results of operations.

Fair Value Measurements:

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurement* (SFAS 157). This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet determined the impact that the implementation of SFAS 157 will have on our results of operations or financial condition.

Accounting for Uncertainty in Income Taxes:

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not to be sustained upon audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of the adoption of FIN 48 on our financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities:

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, including an amendment of FASB Statements No. 115 (SFAS No. 159). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The effect, if any, of adopting SFAS No. 159 on our financial position and results of operations has not been finalized.

Forward-Looking Statements

The statements set forth above under "Results of Operations" and elsewhere in this Annual Report regarding the effect of new accounting pronouncements, our future sales levels, our sales to Caterpillar, gross profit percentage, earnings per share, new product availability, product mix, profitability, expense levels and liquidity are forward-looking statements based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Certain factors may affect whether these anticipated events occur, including our ability to successfully manufacture our machines and undercarriages, unanticipated delays, costs or other difficulties in the manufacture of the machines and undercarriages, unanticipated problems or delays experienced by Caterpillar or Vermeer relating to the manufacturing or marketing of their machines, market acceptance of the machines, unanticipated actions of competitors, deterioration of the general market and economic conditions, corporate developments at ASV, Caterpillar or Vermeer, our ability to realize the anticipated benefits from our relationships with Caterpillar and Vermeer and the other factors described in Item 1A. "Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2006. Any forward-looking statements provided from time-to-time by us represent only management's then-best current estimate of future results or trends.

Quantitative and Qualitative Disclosures About Market Risk

We have no history of investing in derivative financial instruments, derivative commodity instruments or other such financial instruments, and do not anticipate making such investments in the future. Transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency hedges. Additionally, we invest in money market funds and fixed rate U.S. government and corporate obligations, which experience minimal volatility. Thus, our exposure to market risk is not material.

Consolidated Balance Sheets • December 31, 2006 and 2005

(In thousands, except share data)

ASSETS	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$ 17,090	$ 35,517
Short-term investments	220	1,224
Accounts receivable (net of allowance for doubtful accounts of $597 in 2006; $547 in 2005)		
Trade	39,777	33,706
Caterpillar Inc.	4,407	10,087
Inventories	71,384	52,362
Deferred income taxes	4,840	3,545
Other current assets	903	1,083
Total current assets	138,621	137,524
PROPERTY AND EQUIPMENT, net	29,342	20,907
LONG-TERM INVESTMENTS	14,155	7,995
OTHER NON-CURRENT ASSETS	313	535
INTANGIBLES, net	7,771	7,874
GOODWILL	8,386	8,386
	$ 198,588	$ 183,221
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current portion of long-term liabilities	$ 37	$ 71
Accounts payable		
Trade	10,660	14,031
Caterpillar Inc.	857	1,467
Accrued liabilities		
Warranties	5,894	5,077
Other	2,582	2,195
Income taxes payable	686	855
Total current liabilities	20,716	23,696
LONG-TERM LIABILITIES, less current portion	40	138
DEFERRED INCOME TAXES	1,630	1,300
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY		
Capital stock, $.01 par value:		
Preferred stock, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, 70,000,000 shares authorized; shares issued and outstanding – 26,716,420 in 2006; 26,988,187 in 2005	267	270
Additional paid-in capital	88,398	92,327
Retained earnings	87,537	65,490
	176,202	158,087
	$ 198,588	$ 183,221

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Earnings • Years Ended December 31, 2006, 2005 and 2004

(In thousands, except share data)

	2006	2005	2004
Net sales			
Trade	**$ 164,750**	$ 149,882	$ 95,798
Caterpillar Inc.	**81,387**	95,200	65,075
Total net sales	**246,137**	245,082	160,873
Cost of goods sold	**189,345**	184,799	124,473
Gross profit	**56,792**	60,283	36,400
Operating expenses			
Selling, general and administrative	**22,048**	16,468	9,605
Research and development	**1,692**	1,721	1,107
Operating income	**33,052**	42,094	25,688
Other income (expense)			
Interest expense	**-**	(108)	(124)
Interest income	**1,685**	1,372	833
Other, net	**40**	390	28
Income before income taxes	**34,777**	43,748	26,425
Provision for income taxes	**12,730**	15,850	9,250
NET EARNINGS	**$ 22,047**	$ 27,898	$ 17,175
Net earnings per common share			
Basic	**$ .82**	$ 1.04	$ .67
Diluted	**$ .81**	$ 1.01	$ .64
Weighted average number of common shares outstanding			
Basic	**26,860,199**	26,820,216	25,471,998
Diluted	**27,288,972**	27,725,241	26,825,000

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity • Years Ended December 31, 2006, 2005 and 2004

(In thousands, except share data)

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance at December 31, 2003	22,107,176	$ 221	$ 51,641	$ 20,417	$ 72,279
Issuance of common stock, net of issuance costs	3,936,946	39	36,529	-	36,568
Exercise of stock options, net of issuance costs	780,500	8	6,158	-	6,166
Tax benefit from exercise of stock options	-	-	3,400	-	3,400
Cost of shares and warrant retired	(151,308)	(1)	(9,516)	-	(9,517)
Net earnings	-	-	-	17,175	17,175
Balance at December 31, 2004	26,673,314	267	88,212	37,592	126,071
Exercise of stock options, net	320,470	3	2,662	-	2,665
Tax benefit from exercise of stock options	-	-	1,570	-	1,570
Cost of shares retired	(5,597)	-	(117)	-	(117)
Net earnings	-	-	-	27,898	27,898
Balance at December 31, 2005	26,988,187	270	92,327	65,490	158,087
Exercise of stock options, net	229,082	2	1,816	-	1,818
Stock option expense			2,991		2,991
Tax benefit from exercise of stock options	-	-	1,310	-	1,310
Cost of shares retired	(500,849)	(5)	(10,046)	-	(10,051)
Net earnings	-	-	-	22,047	22,047
Balance at December 31, 2006	26,716,420	$ 267	$ 88,398	$ 87,537	$ 176,202

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows • Years Ended December 31, 2006, 2005 and 2004

(In thousands, except share data)

	2006	2005	2004
Cash flows from operating activities:			
Net earnings	$ 22,047	$ 27,898	$ 17,175
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	2,865	2,109	1,120
Amortization on intangibles	103	103	26
Deferred income taxes	(965)	(1,070)	225
Stock-based compensation expense	2,991	-	-
Tax benefit from stock option exercises	1,310	1,570	3,400
Gain on sale of product line	-	(325)	-
Changes in assets and liabilities, net of effects of purchase of Loegering Mfg, Inc.:			
Accounts receivable	(391)	(7,361)	(19,240)
Inventories	(19,022)	(17,529)	(3,344)
Other assets	402	148	2,179
Accounts payable	(3,981)	4,046	3,087
Accrued liabilities	1,204	2,777	1,397
Income taxes	(169)	321	534
Net cash provided by operating activities	6,394	12,687	6,559
Cash flows from investing activities:			
Purchase of property and equipment	(11,300)	(11,908)	(4,653)
Proceeds from sale of product line	-	350	-
Cash paid for purchase of Loegering Mfg. Inc.	-	-	(3,480)
Purchase of long-term investments	(6,160)	(2,082)	(5,913)
Purchase of short-term investments	(220)	(1,224)	(9,563)
Redemption of short-term investments	1,224	9,562	2,306
Net cash used in investing activities	(16,456)	(5,302)	(21,303)
Cash flows from financing activities:			
Proceeds from long-term liabilities	-	-	100
Principal payments on long-term liabilities	(132)	(1,854)	(737)
Principal payments on short-term note payable	-	-	(3,050)
Proceeds from issuance of common stock	-	-	21,818
Proceeds from exercise of stock options and warrant	1,818	2,665	6,166
Retirement of common stock and warrant	(10,051)	(117)	(9,518)
Net cash provided by (used in) financing activities	(8,365)	694	14,779
Net increase (decrease) in cash and cash equivalents	(18,427)	8,079	35
Cash and cash equivalents at beginning of year	35,517	27,438	27,403
Cash and cash equivalents at end of year	$ 17,090	$ 35,517	$ 27,438
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ -	$ 118	$ 131
Cash paid for income taxes	$ 12,544	$ 15,029	$ 5,044
Supplemental disclosure of non-cash investing and financing activities:			
Issuance of common stock for purchase of Loegering Mfg. Inc.	$ -	$ -	$ 14,750

The accompanying notes are an integral part of these financial statements.

(In thousands, except share data)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company designs and manufactures track-driven, all-season vehicles, related accessories, traction products and attachments in northern Minnesota and eastern North Dakota. The Company sells its products through independent dealers in the United States, Canada, Australia, New Zealand and Kuwait. The Company also sells its undercarriage products to original equipment manufacturers in the United States.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of A.S.V., Inc. and our wholly-owned subsidiaries, collectively referred to herein as "ASV", the "Company", "we", "us", or "our." All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

ASV recognizes revenue on its product sales when persuasive evidence of an arrangement exists, product has shipped from our plant to the customer, the price is fixed or determinable and collectibility is reasonably assured. The Company obtains verbal or written purchase authorizations from customers for a specified amount of product at a specified price and consider delivery to have occurred at the time of shipment to the customer. Sales to customers outside the United States accounted for 10%, 6% and 9% of our net sales in 2006, 2005 and 2004, respectively.

Fair Value of Financial Instruments

The financial statements include the following financial instruments: cash equivalents, investments, accounts receivable and accounts payable. At December 31, 2006 and 2005, the fair values of these financial instruments are not significantly different than their balance sheet carrying amounts.

Cash Equivalents

All highly liquid temporary cash investments with an original maturity of three months or less are considered to be cash equivalents. At December 31, 2006 and 2005, the Company had cash equivalents of approximately $17,779 and $38,611, which consisted of two money market accounts and various tax-exempt cash equivalents. The fair value of these investments approximates cost. The Company maintains cash balances at two financial institutions and, at times, these balances may be in excess of federally insured limits.

Investments

Short-term investments consist of bank certificates of deposit which mature in 2007. The Company considers its short-term investments as "available-for-sale." At December 31, 2006 and 2005, cost was equal to fair value and no amount was included as a separate component of shareholders' equity.

Long-term investments consist primarily of U.S. Treasury notes and municipal bonds which mature in 2008-2010. The Company considers its long-term investments as "held-to-maturity" as management has the intent and ability to hold these investments to maturity. These investments are carried at amortized cost. At December 31, 2006, the fair value of our long-term investments was $14,178, with a gross unrealized loss of $197.

Accounts Receivable

The Company grants credit to customers in the normal course of business. Management performs on-going credit evaluations of customers. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss history, the customer's current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and any payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Changes in the Company's allowance for doubtful accounts are as follows:

	December 31,	
	2006	2005
Balance, beginning of year	$ 547	$ 296
Bad debt expense	863	346
Accounts written off	(813)	(95)
Balance, end of year	$ 597	$ 547

The Company has a note receivable at December 31, 2006 for approximately $549 from a customer, with the current portion included in accounts receivable and the long-term portion included in other non-current assets in the accompanying balance sheets. The note bears interest at 6% and is due in monthly installments through January 2009.

Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market. Adjustments of slow moving and obsolete inventories to the lower of cost or market are provided based on historical experience and current product demand.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Buildings and improvements are depreciated over periods of 18 to 39 years using the straight-line method. Tooling, machinery and equipment, and vehicles are depreciated over periods of 3 to 20 years using straight-line and accelerated methods. Accelerated methods are used for income tax purposes.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we periodically review the carrying value of our property and equipment and our intangible assets to determine whether current events or circumstances indicate that such carrying value may not be recoverable. If the tests indicate that the carrying value of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment loss would be recognized. The impairment loss is determined by the amount by which the carrying value of such asset exceeds its fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows from such assets using an appropriate discount rate. Assets to be disposed of are carried at the lower of their carrying value or fair value less costs to sell. Considerable management judgment is necessary to estimate the fair value of assets, and accordingly, actual results could vary significantly from such estimates.

Intangibles

The Company's intangible assets include patents granted, patent applications, trade name, trade dress and trademarks. All of the intangibles represent the value assigned to the respective assets from our 2004 acquisition of Loegering Mfg. Inc. Patents granted are being amortized over the remaining life of the patent, ranging from 6 - 15 years. All other intangibles are not being amortized as they are believed to have an indefinite life. Amortization expense was $103 for 2006 and 2005 and $26 for 2004. Accumulated amortization was $232 and $129 at December 31, 2006 and 2005.

Expected future amortization of intangible assets is as follows:

Year ended December 31,	
2007	$103
2008	$103
2009	$103
2010	$103
2011	$103

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired from Loegering Mfg. Inc. The carrying value of goodwill is tested for impairment on an annual basis (most recently as of September 30, 2006) or when factors indicating impairment are present.

Income Taxes

Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred taxes are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment. None of the goodwill is deductible for tax purposes.

Warranties

The Company provides a limited warranty to its customers. Provision for estimated warranty cost is recorded when revenue is recognized based on estimated product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual failure rates, material usage or service delivery costs differ from our estimates, revision to the warranty liability may be required.

Changes in the Company's warranty liability are as follows:

	December 31,	
	2006	2005
Balance, beginning of year	$ 5,077	$ 3,078
Expense for new warranties issued	3,949	5,403
Warranty claims	(3,132)	(3,404)
Balance, end of year	$ 5,894	$ 5,077

Advertising Expense

Advertising is expensed as incurred. Advertising expenses were approximately $1,392, $1,346 and $776 for 2006, 2005 and 2004, respectively.

Shipping and Handling Costs

The Company includes shipping costs incurred in connection with the distribution of its products in selling, general and administrative expenses. Shipping costs were approximately $3,925, $4,001 and $2,066 for 2006, 2005 and 2004, respectively.

Research and Development

All research and development costs are expensed as incurred.

Employee Savings and Profit Sharing Plan

The Company has employee savings and profit sharing plans which permit participant salary deferrals up to certain limits set by law as well as discretionary Company contributions. The Plans cover employees who have met minimum age and service requirements, as defined in the Plans. Company contributions were approximately $220, $186 and $94 for 2006, 2005 and 2004, respectively.

(In thousands, except share data)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (Revised 2004) (SFAS 123(R)), *Share-Based Payment*, using the modified-prospective transition method. Under this transition method, results for prior periods have not been restated. For the year ended December 31, 2006, compensation expense recognized included the estimated expense for stock options granted on, and subsequent to, January 1, 2006. Estimated expense recognized for the options granted prior to, but not vested as of January 1, 2006, was calculated based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123 (SFAS 123), *Accounting for Stock-Based Compensation.*

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. Expected volatilities are based on an historical measure of the volatility of our common stock. The risk-free rate for the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company uses historical data to estimate option exercise and employee termination activity within the valuation model. The expected term of stock options granted is based on historical data and represents the period of time that stock options granted are expected to be outstanding. The dividend yield is zero as the Company has not paid dividends. Forfeitures are estimated based on historical experience and current demographics. See Note G for additional information regarding stock-based compensation.

Prior to the adoption of SFAS 123(R), the Company presented tax benefits resulting from the exercise of stock options as operating cash inflows in the Consolidated Statements of Cash Flows, in accordance with the provisions of the Emerging Issues Task Force (EITF) Issue No. 00-15, *Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option.* SFAS 123(R) requires the benefits of tax deductions in excess of the compensation expense recognized for those options to be classified as financing cash inflows rather than operating cash inflows on a prospective basis. This amount, if any, is shown as excess tax benefit from stock-based compensation in the Consolidated Statements of Cash Flows.

Net Earnings Per Common Share

Basic net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding and common stock equivalents relating to stock options and warrants, when dilutive.

Summarized below are the number of common stock equivalents that were included in the computation of diluted net earnings per share, along with the number of anti-dilutive options for the years presented.

	Year ended December 31,		
	2006	2005	2004
Common stock equivalents	428,773	905,025	1,353,002
Anti-dilutive options	861,263	-	-

Use of Estimates

Preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. The Company considers its material estimates to include its allowance for doubtful accounts receivable, lower of cost or market allowance for inventory, accrued warranty, income taxes and stock-based compensation. Actual results could differ from these estimates.

Segment Information

The Company operates in one business segment, the design, manufacture and sale of track-driven, all-season vehicles, related accessories, traction products and attachments. The Company's operations are treated as one operating segment, as the Company reports profit and loss information on an aggregate basis to its chief operating decision maker. Accordingly, the Company does not accumulate discrete financial information with respect to separate product lines and does not have separately reportable segments as defined by SFAS No. 131, *"Disclosure about Segments of an Enterprise and Related Information"*.

New Accounting Pronouncements

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements: In September 2006, the U.S. Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108 (SAB 108), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* SAB 108 eliminates the diversity of practice regarding how public companies quantify financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. SAB 108 must be applied to annual financial statements for their first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the company's financial condition or results of operations.

Fair Value Measurements: In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurement (SFAS 157).* This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact that the implementation of SFAS 157 will have on its results of operations or financial condition.

Accounting for Uncertainty in Income Taxes: In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109,* which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognizes in its financial statements the impact of a tax position if that position is more likely than not to be sustained upon audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities: In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* including an amendment of FASB Statements No. 115 (SFAS No. 159). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The effect, if any, of adopting SFAS No. 159 on the Company's financial position and results of operations has not been finalized.

NOTE B – ACQUISITION

On October 1, 2004, the Company acquired 100% of the outstanding common stock of Loegering Mfg. Inc. The results of Loegering's operations have been included in the Company's consolidated financial statements since that date. Loegering is a provider of traction products and attachments for the skid-steer industry.

The aggregate purchase price was $18.23 million, consisting of $3.48 million in cash and approximately 430,000 shares of the Company's common stock valued at $14.75 million. The value of the common shares issued was determined based on the average closing market price for the 15-day period prior to October 1, 2004. In a related transaction, the Company acquired real property representing Loegering's manufacturing facility from Loegering affiliates for $1.57 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, October 1, 2004:

Current assets	$ 7,117
Equipment	1,444
Non-current assets	123
Intangible assets	8,028
Goodwill	8,386
Total assets acquired	25,098
Current liabilities	6,603
Long-term debt	265
Total liabilities assumed	6,868
Net assets acquired	$ 18,230

Of the $8,028 of acquired intangible assets, $5,334 was assigned to registered trademarks and trade dress and $1,849 was assigned to patent applications. Both assets are not subject to amortization. The remaining $845 was assigned to patents, which are being amortized over their useful lives of 8-17 years.

The following represents our results of operation for the year ended December 31, 2004 as though the acquisition had been completed as of January 1, 2003:

Net sales	$ 171,167
Income before income taxes	25,710
Net earnings	$ 16,721
Net earnings per share	
Basic	$ 0.64
Diluted	$ 0.61

NOTE C – INVENTORIES

Inventories consist of the following:

	December 31, 2006	December 31, 2005
Raw materials, service parts and work-in-process	$ 53,390	$ 42,122
Finished goods	16,682	8,922
Used equipment held for resale	1,312	1,318
	$ 71,384	$ 52,362

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2006	December 31, 2005
Land	$ 717	$ 694
Buildings and improvements	14,085	7,533
Tooling	6,621	5,103
Machinery and equipment	16,169	13,006
Vehicles	452	421
	38,044	26,757
Less accumulated depreciation	8,702	5,850
	$ 29,342	$ 20,907

In 2006, the Company expanded its Grand Rapids, Minnesota manufacturing facility at a cost of approximately $6.3 million.

NOTE E – INCOME TAXES

The provision for income taxes consists of the following:

	Year ended December 31, 2006	2005	2004
Current			
Federal	$ 12,175	$ 15,240	$ 8,300
State	1,520	1,680	725
	13,695	16,920	9,025
Deferred	(965)	(1,070)	225
	$ 12,730	$ 15,850	$ 9,250

Deferred income taxes relate to the tax effect of temporary differences as follows:

	December 31, 2006	December 31, 2005
Current Assets:		
Allowance for doubtful accounts	$ 210	$ 190
Inventory	1,745	1,190
Accrued warranty	2,170	1,865
Non-statutory stock options	495	--
Other reserves and accruals	220	300
	$ 4,840	$ 3,545
Long-Term Liabilities:		
Depreciation	$ 1,630	$ 1,300

The following is a reconciliation of the Federal statutory income tax rate to the effective tax rate:

	2006	2005	2004
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.8	2.3	2.0
Research and development tax credit	(0.7)	(0.3)	(1.2)
Foreign tax benefits	(0.7)	(0.4)	(0.4)
Domestic production activity deduction	(0.6)	(0.7)	-
Other	0.8	0.3	(0.4)
	36.6%	36.2%	35.0%

The Company realizes an income tax benefit from the exercise or early disposition of certain stock options. This benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital. The total income tax benefit from the exercise or early disposition of certain stock options was $1,310, $1,570 and $3,400 for the years ended December 30, 2006, 2005 and 2004.

NOTE F – TRANSACTIONS WITH CATERPILLAR

On September 29, 2005 the Company signed a five-year Supply Agreement with Caterpillar Inc. ("Caterpillar"), effective November 1, 2005. Caterpillar owned 23.5% of our outstanding common stock at December 31, 2006, which was acquired during the period 1999 through 2004 through direct purchases from the Company, the partial exercise of a warrant and open market purchases. The Supply Agreement replaced the Multi-Terrain Rubber-Tracked Loader Agreement, which expired October 31, 2005. Under the Supply Agreement, Caterpillar will purchase 100% of its undercarriage and original equipment manufacturer service parts requirements for current and specified future Caterpillar Multi-Terrain Loaders (MTL), as defined, from the Company. The Company continues to be allowed to sell its rubber track undercarriages to other equipment manufacturers for machines that do not compete with Caterpillar's MTLs and the Company will continue to utilize Caterpillar components in the manufacture of its products. The Supply Agreement commenced on November 1, 2005 and will continue through November 1, 2010. The Supply Agreement will automatically renew for successive one-year renewal terms unless either party provides at least six months prior written notice of termination.

In connection with the Supply Agreement entered into with Caterpillar, all agreements previously entered into between ASV and Caterpillar were terminated. The terminated agreements include the Securities Purchase Agreement, the Commercial Alliance Agreement, the Marketing Agreement, the Trademark and Trade Dress License Agreement, the Management Services Agreement and the Multi-Terrain Rubber-Tracked Loader Alliance Agreement.

Along with the Supply Agreement, ASV and Caterpillar entered into a Registration Rights Agreement that provides Caterpillar registration rights for shares of unregistered ASV common stock it currently holds. However, so long as the Supply Agreement remains in effect, Caterpillar has agreed not to sell or dispose of any of the Company's shares prior to January 1, 2009. In addition, as part of the Registration Rights Agreement, Caterpillar retained its ability to designate director nominees to our Board of Directors in proportion to its ownership of shares in ASV, similar to the rights it held under its prior agreement with ASV. Caterpillar currently has designated one director nominee, although their percentage ownership allows for two members.

The Company purchases parts used in its products from Caterpillar. In addition, the Company utilizes Caterpillar's warranty processing system to handle warranty claims on its machines and reimburse Caterpillar for the warranty expense incurred by Caterpillar dealers. The Company also reimburses Caterpillar for the salary-related costs of Caterpillar employees that work on the Company's behalf. During 2006, 2005 and 2004, total parts purchases, salary and warranty reimbursements were approximately $13,450, $8,412 and $7,920, respectively.

NOTE G – STOCK-BASED COMPENSATION

At December 31, 2006, the Company had three stock-based compensation plans, all previously approved by its shareholders. Stock options granted under these plans generally vest ratably over four years of service, have a contractual life of five or seven years and provide for accelerated vesting if there is a change in control, as defined. At December 31, 2006, the Company had 3,358,000 shares available for future grant under its three stock option plans.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123R, *Share-Based Payment* (SFAS 123R), which requires the fair value of all share-based payment transactions, including stock options, be recognized in the income statement as an operating expense based on their fair value over the requisite service period. Accordingly, for the year ended December 31, 2006, the Company recorded compensation expense of $2,974 ($1,885 net of income taxes), which has been included in selling, general and administrative expenses. Prior to adopting SFAS 123R, the Company accounted for these plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost was reflected in net earnings for periods prior to 2006, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

As a result of the adoption of SFAS 123R, the Company's financial results were lower than under our previous accounting method for stock-based compensation by the following amounts for the year ended December 31, 2006:

Income before income taxes	$ 2,974
Net income	$ 1,885
Earnings per share - Basic and Diluted	$ .07

The Company has elected the modified prospective transition method in applying SFAS 123R. Accordingly, periods prior to adoption have not been restated. Under this transition method, the Company has applied the provisions of SFAS 123R to new awards and to awards modified, repurchased or cancelled after January 1, 2006. Additionally, beginning in 2006, the Company recognizes compensation cost for the portion of awards for which the requisite service has not been rendered (unvested awards) that were outstanding as of January 1, 2006, as the remaining service is rendered. The compensation cost recorded for these awards has been based on their grant-date fair value as calculated for the pro forma disclosures required by SFAS 123R. At December 31, 2006, the Company had $5,043 of unrecognized compensation costs related to non-vested stock options that are expected to be recognized over a weighted average period of 1.6 years.

The following table illustrates the effect on net earnings and earnings per share had the fair value based method been applied in prior fiscal years.

	December 31,	
	2005	2004
Net earnings, as reported	$ 27,898	$ 17,175
Less total stock-based compensation determined under fair value methods for all awards, net of income taxes	(1,669)	(1,650)
Pro forma net earnings	$ 26,229	$ 15,525
Earnings per share:		
Basic - as reported	$ 1.04	$ .67
Basic - pro forma	$ 0.98	$ .61
Diluted - as reported	$ 1.01	$ .64
Diluted - pro forma	$ 0.95	$ .58

The Company used the Black-Scholes option pricing model to determine the fair value of its options granted. The weighted average fair values of the options granted during the years ended December 31, 2006, 2005 and 2004 were $10.13, $17.46 and $8.90, respectively. The assumptions used to determine such values are indicated in the following table:

	Year ended December 31,		
	2006	2005	2004
Risk-free interest rate	4.72%	4.09%	3.78%
Expected volatility	35.02%	39.45%	52.10%
Expected term (in years)	3.75	6.05	6.92
Dividend yield	--	--	--

Report of Independent Registered Public Accounting Firm



Board of Directors and Shareholders
A.S.V., Inc.

We have audited the accompanying consolidated balance sheets of A.S.V., Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment effective January 1, 2006.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of A.S.V., Inc. and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 14, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.



Minneapolis, Minnesota
March 14, 2007

Report of Independent Registered Public Accounting Firm



Board of Directors and Shareholders
A.S.V., Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing on page 21, that A.S.V., Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 14, 2007 expressed an unqualified opinion on those consolidated financial statements.

Grant Thornton LLP

Minneapolis, Minnesota
March 14, 2007

Comparative Stock Performance

This graph compares the cumulative total shareholder return on our common stock for the five fiscal years ended December 31, 2006 with the cumulative total return on the Total Return Index for the Nasdaq Stock Market (U.S. Companies) and the S&P SmallCap 600® over the same period (assuming the investment of $100 in each on December 31, 2001 and the reinvestment of all dividends).



Directors and Officers • Investor Information

Directors:

Richard A. Benson
Chairman of the Board, Chief Executive Officer, A.S.V., Inc.

Jerome T. Miner (1) (2)
Vice-Chairman of the Board
President, Jerry Miner Realty, Inc.
Grand Rapids, Minnesota

Leland T. Lynch (3)
Retired, Carmichael Lynch, Inc.
Minneapolis, Minnesota

James H. Dahl (1) (3)
President, James Dahl & Company (Private Investments)
Jacksonville, Florida

Karlin S. Symons (2)
Retired, Plus Relocation Services, Inc.
Minneapolis, Minnesota

Bruce D. Iserman (1) (2)
Retired, Bremer Financial Corp.
Fargo, North Dakota

Kenneth J. Zika (1)
Retired, Caterpillar Inc.
Peoria, Illinois

(1) Audit Committee
(2) Compensation and Stock Option Committee
(3) Nominating Committee

Executive Officers:

Richard A. Benson
Chief Executive Officer

Mark S. Glasnapp
President

Thomas R. Karges
Chief Financial Officer, Secretary

Corporate Headquarters:

A.S.V., Inc.
840 Lily Lane
P.O. Box 5160
Grand Rapids, Minnesota 55744
(218) 327-3434
www.asvi.com

Transfer Agent:

Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange
P.O. Box 738
South St. Paul, Minnesota 55075
(800) 468-9716

Corporate Counsel:

Dorsey & Whitney LLP
Minneapolis, Minnesota

Independent Auditor:

Grant Thornton LLP
Minneapolis, Minnesota

Common Stock Information:

The Company's common stock is traded on the Nasdaq Global Market® under the symbol "ASVI."

Common Stock High and Low Sale Price

Year Ended December 31, 2005

	High	Low
First Quarter	$ 24.03	$ 18.24
Second Quarter	20.73	16.39
Third Quarter	24.69	19.89
Fourth Quarter	27.38	18.50

Year Ended December 31, 2006

	High	Low
First Quarter	$ 35.03	$ 24.78
Second Quarter	33.61	18.00
Third Quarter	23.42	14.43
Fourth Quarter	18.49	13.61

As of March 2007, there were approximately 200 shareholders of record holding shares of A.S.V., Inc. common stock. This number does not include shareholders who hold A.S.V., Inc. common stock in street name.

Dividend Policy

A.S.V., Inc. has never declared or paid a cash dividend on its common stock. The Company currently intends to retain earnings for use in the operation and expansion of its business.

Availability of Form 10-K

We will furnish, without charge, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, including financial statements and schedules, to any of our shareholders upon written request. Requests should be sent to Investor Relations, A.S.V., Inc., P.O. Box 5160, Grand Rapids, Minnesota 55744. Shareholders can also download our Form 10-K and other financial information through the Investor Relations section of our website under the About ASV tab.



A.S.V., Inc.
840 Lily Lane
Grand Rapids, MN 55744
(218) 327-3434 • (800) 346-5954
www.asvi.com

April, 2007
Copyright A.S.V., Inc.
An Equal Opportunity Employer

END